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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



RECEIVED
FEB 2 8 2007
PROCESSING
WASH

SEC FILE NUMBER
8- 46965

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capstone Partners, L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3475 Lenox Road, Suite 400
(No. and Street)

Atlanta	GA	30326
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregory Bartko (404) 238-0550
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jaspers + Hall, PC
(Name – *if individual, state last, first, middle name*)

9175 East Kenyon Avenue, Suite 100	Denver	CO	80237
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/15

AB 3/20

CAPSTONE PARTNERS, L.C.

ANNUAL FILING IN ACCORDANCE
WITH RULE 17A-5

FOR THE YEAR ENDED DECEMBER 31, 2006

TOGETHER WITH INDEPENDENT AUDITORS' REPORT THEREON

OATH OR AFFIRMATION

I, Gregory Bartko, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capstone Partners, L.C., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Executive Officer

Title


SARALYN S STEWART
MY COMMISSION EXPIRES
MAY
14
2010
NOTARY PUBLIC

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPSTONE PARTNERS, L.C.

TABLE OF CONTENTS

JASPERS + HALL, PC
CERTIFIED PUBLIC ACCOUNTANTS

9175 East Kenyon Ave, Suite 100
Denver, CO 80237
_303-796-0099_

To the Members of
Capstone Partners, L.C.
Atlanta, Georgia

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of Capstone Partners, L.C. as of December 31, 2006 and the related statements of operations, member's capital, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capstone Partners, L.C. as of December 31, 2006 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in the schedules on pages 8 through 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jaspers + Hall, PC

February 16, 2007

CAPSTONE PARTNERS, L.C.
STATEMENT OF FINANCIAL CONDITION
December 31, 2006

ASSETS

Cash	$ 12,750
Account Receivable	-
Advances to Affiliates	16,623
Note Receivable (Note 3)	29,921
Note Receivable - Related Party (Note 5)	23,363
Total Current Assets	82,657
Total Assets	$ 82,657

LIABILITIES AND MEMBERS' CAPITAL

LIABILITIES	
Accounts Payable and Accrued Liabilities	$ 500
Total Liabilities	500
MEMBERS' CAPITAL	82,157
Total Liabilities and Net Assets	$ 82,657

The accompanying notes are an integral part of these financial statements.

CAPSTONE PARTNERS, L.C.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2006

Revenues:	
Fee Income	$ 265,703
Interest Income	5,660
Total Revenues	271,363
Expenses:	
Compensation and Benefits	198,079
Professional Fees	24,476
General and Administrative	32,387
Occupancy	4,200
Total Expenses	259,142
Net Income (Loss)	$ 12,221

The accompanying notes are an integral part of these financial statements.

CAPSTONE PARTNERS, L.C.
STATEMENT OF CHANGES IN MEMBERS' CAPITAL
For the Year Ended December 31, 2006

Balance, January 1, 2006	$ 69,936
Member Contributions	-
Net Income	12,221
Balance, December 31, 2006	$ 82,157

The accompanying notes are an integral part of these financial statements.

CAPSTONE PARTNERS, L.C.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 12,221
Adjustments to reconcile Net Income (Loss) to	
net cash provided by operating activities:	
Change in certain Assets and Liabilities	
Increase in Advances to Affiliates	(9,117)
Decrease in Accounts Payable and Accrued Liabilities	(440)
Net Cash Provided (Used) by Operating Activities	2,664
CASH FLOWS FROM INVESTING ACTIVITIES	
Increase in Note Receivable	(6,636)
Increase in Note Receivable - Related Party	(1,524)
Net Cash Provided (Used) by Investing Activities	(8,160)
Net Increase (Decrease) in Cash	(5,496)
Cash, Beginning of Period	18,246
Cash, End of Period	$ 12,750

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the year for income taxes	$ -
Cash paid during the year for interest	$ -

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION

Capstone Partners, L.C. ("Company") began doing business in October 1993 as a broker-dealer registered with the United State Securities and Exchange Commission (SEC). The Company operates as a fully disclosed broker-dealer pursuant to the exemptive provisions of SEC Rule 15c3-3 subparagraph (k)(3). The Company is engaged in offering general corporate finance and investment banking advisory services relating to mergers and acquisitions, strategic alliances, business valuations and in providing assistance to businesses in the structuring and placement of private debt and equity securities. The Company collects monthly fees based on advisory work performed for its clients and placement fees that are based on a percentage of the debt or equity amount obtained as a result of these services.

Effective July 20, 1998 control of the Company was acquired by Presidio Capital & Management Corporation ("PCMC"). The sale was approved in April 1999 by the National Association of Securities Dealers, Inc. ("NASD") and the NASD Membership Agreement was thereafter entered into between the Company and the NASD, as the Company's regulatory authority. Since February 1999, PCMC has acted merely as a holding company for the ownership of all outstanding membership units of Capstone Partners, L.C.

On January 15, 2004, IPO Partners, Inc. ("IPO") entered into an agreement to acquire 24% of the Company via a private placement of membership units for consideration of $250,000 to be delivered as a promissory note ("Note"). The terms of the Note required monthly installment payments of $20,000 per month commencing January 15, 2004 each and every month for 11 months and a final monthly payment of $30,000 plus all interest accruing thereon at the rate of 5%. In February 2004, IPO Partners made its first installment payment of $20,000, but has defaulted on the balance of the installment payments. The Company has formally declared that the Note is in default. As a result, only 1.728% of the membership units of Capstone Partners, L.C. were effectively purchased under this agreement. Capstone Partners, L.C.'s has effectively reclaimed this 1.728% under the Company's rights associated with the purchase agreement.

NOTE 2 - ACCOUNTING POLICIES

The financial statements are prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company is a limited liability company taxed as a partnership. As such, the tax effects of the Company accrue directly to its members. Accordingly, no tax provision (benefit) is reflected in these financial statements.

The Company generally classifies as cash equivalents all highly liquid instruments with a maturity of three months or less at the time of purchase.

Office equipment is stated at cost and is depreciated using the straight-line method over the estimated useful lives of the assets, which is five years. Depreciation for the year ended December 31, 2006 was $0.

Commission revenue and related sales commissions which are based on a percentage of the debt or equity amount obtained as a result of the services performed are recorded as they are earned. Investment banking fee income is recorded over the term of the contracts the Company enters into for those services. In some instances, the

NOTE 2 - ACCOUNTING POLICIES (Continued)

Company receives shares of common stock in lieu of cash fees for the services performed. The revenue is recorded when the stock is received at the market value on the day of deposit into the Company's brokerage account.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 3 - NOTE RECEIVABLE

During 2000, the Company loaned $9,000 to a non-related party. On July 14, 2000 the borrower signed a collateralized promissory note which accrues interest at 18% and matured September 13, 2000. On September 13, 2000 the Company modified the terms of the note receivable to be payable on demand. The balance of the note at December 31, 2006 is $29,921. Interest income of $6,636 was accrued in 2006.

NOTE 4 - COMMITMENTS AND CONTINGENCIES

The Company is periodically involved in legal actions or administrative proceedings arising in the normal course of business. At December 31, 2006 management is not aware of any material claims against the Company, either actual or threatened.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company leased office space from a related party on a month-to-month basis during the year ended December 31, 2006. For the year ended December 31, 2006 rent expense amounted to $4,200.

A note receivable to a related party is comprised of amounts advanced to the chief executive officer of the Company during 1999. The principal amount of $19,300 is unsecured, was due on September 1, 2000 and bears interest at 7% per annum. On September 1, 2000 the Company modified the terms of the note receivable to be payable on demand. The balance of this note at December 31, 2006 is $23,363. Interest of $1,524 was accrued during 2006.

During 2006, the company advanced $9,117 for expenses of several affiliated entities. The balance of these advances was $16,623 at December 31, 2006.

NOTE 6 - NET CAPITAL REQUIREMENTS

Under SEC Rule 15c3-1(a)(2)vi, the Company is required to maintain a minimum net capital of $5,000, and shall not permit its aggregate indebtedness to all other persons to exceed 1,500% of its net capital. As of December 31, 2006 the Company had net capital of $12,250. This was an excess of its required net capital of $5,000 at December 31, 2006. The Company's net capital ratio was 4.1% as of December 31, 2006.

SUPPLEMENTARY INFORMATION

CAPSTONE PARTNERS, L.C.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF SECURITIES AND EXCHNGE COMMISSION
For the Year Ended December 31, 2006

Members' Capital	$	82,157
Less Non-Allowable Assets:		
Advances to Affiliates		16,623
Notes Receivable		29,921
Notes Receivable - Related Party		23,363
Net Capital	$	12,250
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum Net Capital required (6-2/3% of aggregate indebtedness or $5,000, whichever is greater)	$	5,000
Net Capital (Deficiency) in excess of amount required	$	7,250
Aggregate Indebtedness	$	500
Ratio of Aggregate Indebtedness to Net Capital		4.1%
RECONCILIATION WITH THE COMPANY'S COMPUTATION (INCLUDED IN PART IIA OF FORM X-17A-5)		
Net Capital, as reported in the Company's Part IIA (Unaudited) FOCUS report	$	12,250
Detail adjustments:		
Accounts Receivable		-
Notes Receivable		-
Office Equipment		-
Accounts Payable and Accrued Liabilities		-
Notes Receivable		-
Other Adjustments		-
Net Capital, as adjusted	$	12,250
Aggregate Indebtedness, as reported in the Company's Part IIA (unaudited) FOCUS report	$	500
Detail adjustments:		
Accounts Payable and Accrued Liabilities		-
Aggregate Indebtedness, as adjusted	$	500

See the accompanying independent auditors' report.

CAPSTONE PARTNERS, L.C.
COMPUTATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
For the Year Ended December 31, 2006

The Company operates as a fully disclosed broker-dealer pursuant to the exemptive provision of the SEC Rule 15c3-3 subparagraph (k)(2). To maintain this exemption, the Company does not hold customer funds and or securities. If any customer funds and/or customer securities are received, they are to be promptly forwarded.

CAPSTONE PARTNERS, L.C.
INFORMATION RELATING TO POSSESSION
OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2006

The Company does not hold customer funds or customer securities and consequently qualifies for exemption under the provisions of the Rule.

JASPERS + HALL, PC
CERTIFIED PUBLIC ACCOUNTANTS
9175 East Kenyon Ave, Suite 100
Denver, CO 80237
303-796-0099

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Members of
Capstone Partners, L.C.
Atlanta, Georgia

In planning and performing our audits of the financial statements of Capstone Partners, L.C. (the "Company") as of and for the year ended December 31, 2006 we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal controls and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal controls would not necessarily disclose all matters in the internal controls that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

However, we noted the following matter involving the control environment and its operations that we considered to be a material weakness as defined above. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Capstone Partners, L.C. for the years ended December 31, 2006 and this report does not affect our report thereon dated February 14, 2006.

As a result of the Company's small size, the assignment of job responsibilities does not provide an adequate segregation of duties. Effective internal controls contemplate a segregation of duties so that no one individual processes a transaction from its inception to its completion. While we recognize that the Company is not large enough to permit adequate segregation of duties for an effective system of internal accounting control, it is important that you be aware of this condition.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



February 16, 2007

END